UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Nielsen N.V.

The Nielsen Company B.V.

(Exact Names of Registrants as Specified in Their Charters)

The Netherlands	001-35042 333-142546-29	98-0662038 98-0366864
(State or Other Jurisdiction of Incorporation)	(Commission File Nos.)	(I.R.S. Employer Identification Numbers)

85 Broad Street New York, New York		10004
(Address of Principal Executive Offices)		(Zip Code)

HARRIS BLACK

SENIOR VICE PRESIDENT, GENERAL COUNSEL—CORPORATE AND SECRETARY

(203) 563-3500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Item 1.02 - Exhibit

A copy of the registrant’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.nielsen.com/investors.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIELSEN N.V.

THE NIELSEN COMPANY B.V.

/s/ Harris Black By: Harris Black Senior Vice President, General Counsel—Corporate and Secretary	June 2, 2014

Exhibit

Exhibit 1.02	Conflict Minerals Report